July 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:    Jennifer Lopez-Molina

Re:	Comment Letter dated July 13, 2020 regarding
Montrose Environmental Group, Inc.
Registration Statement on Form S-1
Filed June 29, 2020 (File No. 333-239542)
CIK No. 0001643615

Dear Ms. Lopez-Molina:

Montrose Environmental Group, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-239542) filed with the Securities and Exchange Commission on June 29, 2020 (the “Registration Statement”) and the Company’s correspondence submission dated July 13, 2020. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. Pursuant to discussions between yourself and our outside counsel, and in response to the Comment Letter, we are hereby providing you with responsive draft revisions to the Registration Statement. Specifically, attached hereto as Appendix A are our proposed revisions addressing the comments in the Comment Letter.

Correspondence submitted on July 13, 2020

Appendix B

Recent Developments, page 11

1.

We note your statement in your proposed disclosure that your final results “may vary, and such variations may be material.” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

Global Headquarters 1 Park Plaza Suite 1000 Irvine, CA 92614	T: 949.988.3500 F: 949.988.3514 info@montrose-env.com www.montrose-env.com

Response:

We note the Staff’s comment, and in response thereto, we have revised the referenced disclosure accordingly.

2.

Please tell us why you believe presenting revenue without presenting additional financial statement line items and narrative disclosure related to your costs or expenses would permit investors to draw appropriate conclusions regarding your financial condition. At a minimum, please discuss whether the trends evidenced in the preliminary financial results for the period covered are consistent with the trends discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

We respectfully advise the Staff that, due to the proximity to the end of the quarter and the fact that we are still early in the closing process, we are not able to quantify with precision any additional financial statement line items at this time. However, we acknowledge the Staff’s views and, in response thereto, have provided additional narrative elaboration regarding additional financial statement line items as compared to the Company’s results for the first quarter of 2020 to provide greater insight regarding longer period trends in our results, including operating income. We believe using the first quarter of 2020 as a reference point is more informative for investors because the prior year quarter does not include the results of subsequent business acquisitions.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (949) 656-8870 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Nasym Afsari

Nasym Afsari

General Counsel and Secretary

Cc:	Vijay Manthripragada, President and Chief Executive Officer

Allan Dicks, Chief Financial Officer

Peter Wardle, Esq.

Michael E. Coke, Esq.

Appendix A

Recent Developments

Preliminary Estimated Unaudited Financial Results for the Three Months Ended June 30, 2020

The information set forth below represents our preliminary estimated unaudited financial results for certain items for the three months ended and as of June 30, 2020. We have provided ranges, rather than specific amounts, primarily because our financial and other closing procedures for the three months ended June 30, 2020 are not yet complete.

For the three months ended June 30, 2020, we expect revenues to be between $70.0 million and $75.0 million, an increase of between 14.8% and 23.0% compared to revenues of $61.0 million for the three months ended March 31, 2020. Results for the period were driven by strong performance within our Measurement and Analysis segment and our Remediation and Reuse segment, and also benefitted from the acquisition of CTEH in April 2020. The improvements for the second quarter were partially offset by temporary delays in the start of certain projects across all three reporting segments due to the COVID-19 pandemic.

For the three months ended June 30, 2020, we expect cost of revenues to be higher when compared to the quarter ended March 31, 2020 as a result of increased revenue; however, we expect cost of revenues as a percentage of revenues to be lower in the second quarter as a result of lower variable costs and cost containment measures adopted in April 2020 in response to the COVID-19 pandemic. For the three months ended June 30, 2020, we expect selling, general and administrative expense to be lower when compared to the quarter ended March 31, 2020, primarily as a result of lower bad debt expense, partially offset by higher selling, general and administrative expenses from the acquisition of CTEH. For the three months ended June 30, 2020, we expect depreciation and amortization to increase as compared to the quarter ended March 31, 2020, as a result of amortization of intangibles from the CTEH acquisition. We do not expect to report any related-party expense for the second quarter of 2020.

We expect Adjusted EBITDA to be between $12.0 million and $14.0 million (or 17.9% of revenues based on the midpoint of the ranges), compared to Adjusted EBITDA of $5.6 million (or 9.1% of revenues) for the three months ended March 31, 2020.

At June 30, 2020, we expect our cash and restricted cash balance to be between $43.0 million and $45.0 million and total debt to be between $207.0 million and $209.0 million, including approximately $200.0 million of outstanding principal amount of borrowings under our credit facility, which consisted of $175.0 million under the term loan and $25.0 million under the revolver. In July 2020, we repaid the $25.0 million outstanding under our revolving credit facility.

We have provided an estimated range regarding Adjusted EBITDA, which is presented on a non-GAAP basis. Our estimated range of Adjusted EBITDA adjusts for the impact of interest, depreciation and amortization, acquisition-related expenses and IPO preparation costs. However, we cannot reconcile our estimated range of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, without unreasonable efforts because of the unpredictable or unknown nature of certain significant items excluded from Adjusted EBITDA and the resulting difficulty in quantifying the amounts thereof that are necessary to estimate net income (loss). Specifically, we are unable to estimate the impact of certain items, including stock-based compensation expense, the change in fair value of derivatives, including the embedded derivative related to the contingent put option attached to the Series A-1 preferred stock, and the accounting for the issuance of the Series A-2 preferred stock. We are also unable to estimate our income tax (expense) benefit for the period because we have not completed our evaluation of the impact of discrete events during the period on income tax (expense) benefit for the period, including the acquisition of CTEH. We expect the variability of these items could have a significant impact on our reported GAAP financial results. See the section entitled “Non-GAAP Financial Information” for a

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discussion of Adjusted EBITDA, why we believe this measure is important and certain limitations regarding this measure.

The estimated preliminary financial information set forth above has been prepared by, and is the responsibility of, our management. Deloitte & Touche LLP has not audited, reviewed or performed any procedures with respect to such preliminary financial information. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. These estimates are not a comprehensive statement of our financial results as of and for the three months ended June 30, 2020, and should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the three months ended June 30, 2020 are not necessarily indicative of the results to be achieved in any future period.

The estimated preliminary financial information described above constitute forward-looking statements. Our estimates of results are based solely on information available to us as of the date of this prospectus and are inherently uncertain. We believe that such information and estimates are based on reasonable assumptions and reasonable judgment. Factors that could cause the actual results to differ include the discovery of new information that affects accounting estimates, management judgment or impacts valuation methodologies underlying these estimated results; the completion of our financial and other closing procedures and the preparation of our unaudited consolidated financial statements; the ongoing COVID-19 pandemic; and a variety of business, economic and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information, except as required by law. Accordingly, you should not place undue reliance on these preliminary estimated unaudited financial results. Our actual unaudited consolidated financial statements and related notes as of and for the three months ended June 30, 2020 are not expected to be filed with the SEC until after this offering is completed. See the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “Forward-Looking Statements” and “Non-GAAP Financial Information.”

COVID-19 Update

Through the end of the second quarter, we continued to experience some postponement of on-site environmental compliance testing, some delays in project start dates, and some postponement of scientific presentations and sales visits. The institution of cost mitigation measures at the beginning of the quarter has not materially disrupted operations, nor our ability to service clients. CTEH also continues to benefit from COVID-19 given client demand for its toxicology and response services. Although certain project postponement and delays have continued into the third quarter, we have begun to see the rescheduling of testing that was delayed in the second quarter. In addition, although the possibility exists, to date we have not seen any increased business disruption as a result of the resurgence in COVID-19 cases in many states where we have a significant business presence, including Florida, Texas and California.

Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	our limited operating history;

•	our history of losses and ability to achieve profitability;

•	general global economic, business and other conditions and the cyclical nature of some of our end markets;

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